[STAAR Letterhead]

April 22, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Joseph McCann
Facsimile: (202) 772-9367

Via Fax and Electronic Transmission
Re:  Registration Statement on Form S-3, File No. No. 333-148902
Registration Statement on Form S-3, File No. No. 333-143131
Withdrawal of Request for Acceleration

Ladies and Gentlemen:

STAAR Surgical Company (the “Company”) hereby withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statements on Form S-3 (the “Registration Statements”), which was submitted to the Commission on March 19, 2008.

Very truly yours,

/s/ Charles S. Kaufman
Charles S. Kaufman
Vice President and General Counsel

cc: Deborah Andrews